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Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                           Preliminary Proxy Materials for Ball Corporation

Communications filed on Schedule 14A

Ladies and Gentlemen:

On behalf of Ball Corporation (the “Company”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, electronically transmitted herewith please find the preliminary proxy statement of the Company and the form of proxy to be furnished to the Company’s shareholders for their consideration of a proposal for issuance of the Company’s common stock in connection with a recommended offer under English law to acquire all of the outstanding shares of Rexam PLC by Ball UK Acquisition Limited, the Company’s wholly owned subsidiary, in a cash and stock transaction.

If you have any questions or require additional information with respect to the foregoing, please contact the undersigned at (312) 407-0738.

Very truly yours,

/s/ Shilpi Gupta
Shilpi Gupta